UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.___ )*

Perion Network Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M78673106
(CUSIP Number)

October 3, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

367,878

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

367,878

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

367,878

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.0%

12.	TYPE OF REPORTING PERSON*

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

26,835

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

26,835

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,835

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12.	TYPE OF REPORTING PERSON*

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Select, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

213,363

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

213,363

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

213,363

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.7%

12.	TYPE OF REPORTING PERSON*

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Select 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

12,754

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

12,754

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,754

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12.	TYPE OF REPORTING PERSON*

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Investors, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

72,463

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

72,463

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,463

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%

12.	TYPE OF REPORTING PERSON*

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Select Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

72,415

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

72,415

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,415

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%

12.	TYPE OF REPORTING PERSON*

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

820,236

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

820,236

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

820,236

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12.	TYPE OF REPORTING PERSON*

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jay R. Petschek

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

820,236

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

820,236

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

820,236

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12.	TYPE OF REPORTING PERSON*

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Major

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

820,236

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

820,236

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

820,236

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12.	TYPE OF REPORTING PERSON*

IN

This Schedule 13G reflects the Ordinary Shares (as defined below) beneficially owned by the Reporting Persons (as defined below) as of October 11, 2013.

ITEM 1(a).      NAME OF ISSUER:

                Perion Network Ltd. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

4 HaNechoshet Street
                Tel Aviv, Israel 69710

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•	Corsair Capital Partners, L.P. (“Corsair Capital”),
•	Corsair Capital Partners 100, L.P. (“Corsair 100”),
•	Corsair Select, L.P. (“Corsair Select”),
•	Corsair Select 100, L.P. (“Select 100”),
•	Corsair Capital Investors, Ltd. (“Corsair Investors”),
•	Corsair Select Master Fund, Ltd. (“Select Master”),
•	Corsair Capital Management, L.L.C. (“Corsair Management”),
•	Jay R. Petschek (“Mr. Petschek”) and
•	Steven Major (“Mr. Major”).

                  Corsair Management is the investment manager of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Investors, Select Master, and another account it separately manages (the “Separately Managed Account”).  Messrs. Petschek and Major are the controlling persons of Corsair Management.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Management, Mr. Petschek and Mr. Major is 350 Madison Avenue, 9th Floor, New York, New York 10017.

                The principal business address for each of Corsair Investors and Select Master is c/o M&C Corporate Services Limited, P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

ITEM 2(c).      CITIZENSHIP:

Each of Corsair Capital, Corsair 100, Corsair Select and Select 100 is a limited partnership formed under the laws of the State of Delaware.

Corsair Management is a limited liability company formed under the laws of the State of Delaware.

Each of Corsair Investors and Select Master is an exempted company formed under the laws of the Cayman Islands, British West Indies.

Each of Mr. Petschek and Mr. Major is a citizen of the United States.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

              Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”)

ITEM 2(e).      CUSIP NUMBER:

              M78673106

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                       13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Collectively, the Reporting Persons beneficially own 820,236 Ordinary Shares.

Corsair Capital individually owns 367,878 Ordinary Shares.

Corsair 100 individually owns 26,835 Ordinary Shares.

Corsair Select individually owns 213,363 Ordinary Shares.

Select 100 individually owns 12,754 Ordinary Shares.

Corsair Investors individually owns 72,463 Ordinary Shares.

Select Master individually owns 72,415 Ordinary Shares.

Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Investors and Select Master, is deemed to beneficially own the 765,708 Ordinary Shares beneficially owned by them, and an additional 54,528 shares held by the Separately Managed Account.

Mr. Petschek, as a controlling person of Corsair Management, is deemed to individually beneficially own 820,236 Ordinary Shares.

Mr. Major, as a controlling person of Corsair Management, is deemed to individually beneficially own 820,236 Ordinary Shares.

(b)	Percent of Class:

Collectively, the Reporting Persons beneficially own 820,236 Ordinary Shares representing 6.6% of all the outstanding Ordinary Shares.

Corsair Capital’s individual ownership of 367,878 Ordinary Shares represents 3.0% of all the outstanding Ordinary Shares.

Corsair 100’s individual ownership of 26,835 Ordinary Shares represents 0.2% of all the outstanding Ordinary Shares.

Corsair Select’s individual ownership of 213,363 Ordinary Shares represents 1.7% of all the outstanding Ordinary Shares.

Select 100’s individual ownership of 12,754 Ordinary Shares represents 0.1% of all the outstanding Ordinary Shares.

Corsair Investors’ individual ownership of 72,463 Ordinary Shares represents 0.6% of all the outstanding Ordinary Shares.

Select Master’s individual ownership of 72,415 Ordinary Shares represents 0.6% of all the outstanding Ordinary Shares.

Corsair Management’s beneficial ownership of 820,236 Ordinary Shares represents 6.6% of all the outstanding Ordinary Shares.

The 820,236 Ordinary Shares deemed to be beneficially owned by Mr. Petschek represent 6.6% of all the outstanding Ordinary Shares.

The 820,236 Ordinary Shares deemed to be beneficially owned by Mr. Major represent 6.6% of all the outstanding Ordinary Shares.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of Ordinary Shares:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 367,878 Ordinary Shares owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 26,835 Ordinary Shares owned by Corsair 100.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 213,363 Ordinary Shares owned by Corsair Select.

Select 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 12,754 Ordinary Shares owned by Select 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 72,463 Ordinary Shares owned by Corsair Investors.

Select Master, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 72,415 Ordinary Shares owned by Select Master.

Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 54,528 Ordinary Shares held by the Separately Managed Account.

(iii)	Sole power to dispose or to direct the disposition of Ordinary Shares:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of Ordinary Shares:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 367,878 Ordinary Shares owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 26,835 Ordinary Shares owned by Corsair 100.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 213,363 Ordinary Shares owned by Corsair Select.

Select 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 12,754 Ordinary Shares owned by Select 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 72,463 Ordinary Shares owned by Corsair Investors.

Select Master, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 72,415 Ordinary Shares owned by Select Master.

Corsair Management, Mr. Petschek and Mr. Major have the shared power to dispose or direct the disposition of the 54,528 Ordinary Shares held by the Separately Managed Account.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                       COMPANY.

        Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit B.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  October 14, 2013

CORSAIR CAPITAL PARTNERS, L.P.
By: Corsair Capital Advisors, L.L.C.,
       General Partner

By: /s/ Jay Petschek
           Jay Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By: Corsair Capital Advisors, L.L.C.,
        General Partner

By: /s/ Jay Petschek
           Jay Petschek, Managing Member

CORSAIR SELECT, L.P.
By: Corsair Select Advisors, L.L.C.,
       General Partner

By: /s/ Jay Petschek
           Jay Petschek, Managing Member

CORSAIR SELECT 100, L.P.
By: Corsair Select Advisors, L.L.C.,
       General Partner

By: /s/ Jay Petschek
           Jay Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By: Corsair Capital Management, L.L.C.,
       Director

By: /s/ Jay Petschek
           Jay Petschek, Managing Member

                                                                                                CORSAIR SELECT MASTER FUND, LTD.
By: Corsair Capital Management, L.L.C.,
       Director

By: /s/ Jay Petschek
           Jay Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, L.L.C.

By: /s/ Jay Petschek
           Jay Petschek, Managing Member

/s/ Jay Petschek
     Jay Petschek

/s/ Steven Major
     Steven Major

EXHIBIT A
JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Perion Network Ltd. dated as of October 14, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 14, 2013
CORSAIR CAPITAL PARTNERS, L.P.
By: Corsair Capital Advisors, L.L.C.,
       General Partner

By: /s/ Jay Petschek
           Jay Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By: Corsair Capital Advisors, L.L.C.,
       General Partner

By: /s/ Jay Petschek
           Jay Petschek, Managing Member

CORSAIR SELECT, L.P.
By: Corsair Select Advisors, L.L.C.,
       General Partner

By: /s/ Jay Petschek
           Jay Petschek, Managing Member

CORSAIR SELECT 100, L.P.
By: Corsair Select Advisors, L.L.C.,
       General Partner

By: /s/ Jay Petschek
           Jay Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By: Corsair Capital Management, L.L.C.,
       Director

By: /s/ Jay Petschek
           Jay Petschek, Managing Member

                                                                                               CORSAIR SELECT MASTER FUND, LTD.
By: Corsair Capital Management, L.L.C.,
       Director

By: /s/ Jay Petschek
           Jay Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, L.L.C.

By: /s/ Jay Petschek
           Jay Petschek, Managing Member

/s/ Jay Petschek
     Jay Petschek

/s/ Steven Major
     Steven Major

EXHIBIT B

Corsair Capital Partners, L.P.

Corsair Capital Partners 100, L.P.

Corsair Select, L.P.

Corsair Select 100, L.P.

Corsair Capital Investors, Ltd.

Corsair Select Master Fund, Ltd.

Corsair Capital Management, L.L.C.

Jay R. Petschek

Steven Major